Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – SEPTEMBER 30, 2024

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

Index to unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024

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InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2024 and 2023

		For the three months ended September 30,		For the nine months ended September 30
	Note	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
		(in €, except for share data)

Revenues	2	123,819	60,803	166,212	60,803
Cost of sales	3	72,555	(255,116)	(496,119)	(255,116)
Gross profit (loss)		196,374	(194,313)	(329,907)	(194,313)
Sales and marketing expenses	4	(1,707,748)	(1,562,473)	(4,995,915)	(1,838,524)
Research and development expenses	5	(11,140,152)	(7,305,541)	(28,458,832)	(32,957,044)
General and administrative expenses		(2,809,032)	(2,897,732)	(9,614,281)	(10,047,091)
Other income	6	101,108	808,866	153,839	13,437,963
Other expenses		(589)	339	(297)	(2,851)
Operating result		(15,360,039)	(11,150,854)	(43,245,392)	(31,601,861)
Finance income	7	768,326	1,189,826	2,522,475	2,732,873
Finance expenses	7	(5,032)	(4,897)	(15,876)	(15,476)
Foreign exchange result	7	(2,847,692)	2,292,938	(311,905)	1,923,274
Other financial result	7	—	221,577	103,285	223,818
Income taxes		(5,217)	—	(5,217)	—
Income (loss) for the period		(17,449,654)	(7,451,410)	(40,952,630)	(26,737,373)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(75,418)	73,574	(72,582)	56,459
Total comprehensive income (loss)		(17,525,072)	(7,377,836)	(41,025,212)	(26,680,914)

Share information (based on income (loss) for the period)
Weighted average number of shares outstanding		58,883,272	58,883,272	58,883,272	53,598,594
Income (loss) per share (basic/diluted)		(0.30)	(0.13)	(0.70)	(0.50)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of September 30, 2024 and December 31, 2023

	Note	September 30, 2024 (unaudited)	December 31, 2023
		(in €)
ASSETS
Non-current assets
Property and equipment		260,240	289,577
Right-of-use assets		850,001	1,071,666
Intangible assets		43,831	68,818
Other assets	8	217,491	257,267
Financial assets	11	4,694,199	9,052,741
Total non-current assets		6,065,762	10,740,069
Current assets
Inventories	8	9,718,882	11,367,807
Other assets	9	3,714,912	4,036,650
Trade receivables	11	87,571	—
Tax receivables	10	2,211,455	3,791,564
Financial assets	11	31,683,244	77,504,518
Cash and cash equivalents	13	26,205,938	12,767,943
Total current assets		73,622,003	109,468,483
TOTAL ASSETS		79,687,764	120,208,552

EQUITY AND LIABILITIES
Equity
Issued capital	14	7,065,993	7,065,993
Share premium		334,211,338	334,211,338
Other capital reserves		43,775,960	40,050,053
Accumulated deficit		(327,080,450)	(286,127,819)
Other components of equity		7,309,584	7,382,166
Total equity		65,282,425	102,581,730
Non-current liabilities
Lease liabilities		498,928	745,716
Other liabilities	12	36,877	36,877
Total non-current liabilities		535,805	782,593
Current liabilities
Trade and other payables	11	11,719,795	11,974,362
Lease liabilities		398,979	374,329
Employee benefits		1,514,478	1,609,766
Other liabilities	12	236,284	2,885,772
Total current liabilities		13,869,535	16,844,229
Total Liabilities		14,405,340	17,626,822
TOTAL EQUITY AND LIABILITIES		79,687,764	120,208,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

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InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2024 and 2023

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2024		58,883,272	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	—	—	—	(40,952,630)	—	(40,952,630)
Exchange differences on translation of foreign currency		—	—	—	—	—	(72,582)	(72,582)
Total comprehensive loss		—	—	—	—	(40,952,630)	(72,582)	(41,025,212)
Equity-settled share-based payments	15	—	—	—	3,725,907	—	—	3,725,907
Balance as of September 30, 2024*		58,883,272	7,065,993	334,211,338	43,775,960	(327,080,450)	7,309,584	65,282,425

Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period		—	—	—	—	(26,737,373)	—	(26,737,373)
Exchange differences on translation of foreign currency		—	—	—	—	—	56,459	56,459
Total comprehensive loss		—	—	—	—	(26,737,373)	56,459	(26,680,914)
Issuance of common shares		14,059,252	1,687,110	54,796,819	—	—	—	56,483,929
Transaction costs		—	—	(3,360,626)	—	—	—	(3,360,626)
Equity-settled share-based payments	15	—	—	—	2,961,491	—	—	2,961,491
Share options exercised		120,257	14,431	222,512	—	—	—	236,943
Balance as of September 30, 2023*		58,883,272	7,065,993	334,211,338	39,597,055	(270,197,663)	7,313,540	117,990,262

*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

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InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023

			For the nine months ended September 30,
	Note		2024 (unaudited)	2023 (unaudited)
			(in €)
Operating activities
Loss for the period			(40,952,630)	(26,737,373)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets			374,377	432,248
Net finance income	7		(2,297,978)	(4,864,488)
Share-based payment expense	15		3,725,907	2,961,491
Net foreign exchange differences	7		10,930	(82,574)
Changes in:
Financial assets from government grants				(431,246)
Inventories	8		1,648,925	(1,639,490)
Trade receivables			(87,571)	—
Other assets	9		1,941,622	4,468,239
Employee benefits			(95,288)	(26,893)
Other liabilities	12		(2,649,488)	2,893,461
Liabilities from government grants received	11			(6,209,266)
Trade and other payables	11		(254,567)	1,011,662
Income taxes paid			(5,217)	—
Interest received	7		1,990,054	1,302,391
Interest paid	7		(16,183)	(15,773)
Net cash used in operating activities			(36,661,890)	(26,937,611)
Investing activities
Purchase of intangible assets, property and equipment			(29,992)	(45,942)
Purchase of current financial assets			(27,835,062)	(91,590,134)
Proceeds from the maturity of financial assets			78,273,017	71,113,455
Net cash from / (used in) investing activities			50,407,963	(20,522,621)
Financing activities
Proceeds from issuance of common shares			—	56,483,929
Transaction costs from issuance of common shares			—	(3,360,626)
Proceeds from exercise of share options	c	)	—	236,943
Repayment of lease liabilities			(290,145)	(279,075)
Net cash from / (used in) financing activities			(290,145)	53,081,170
Net increase in cash and cash equivalents			13,455,929	5,620,938
Effect of exchange rate changes on cash and cash equivalents			(17,934)	(190,686)
Cash and cash equivalents at beginning of period			12,767,943	16,265,355
Cash and cash equivalents at end of period	13		26,205,938	21,695,607

The accompanying notes are an integral part of these condensed consolidated financial statements.

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InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system by focusing on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. On April 4, 2023, the U.S. Food and Drug Administration issued an Emergency Use Authorization (the “EUA”) for GOHIBIC (vilobelimab), for the treatment of COVID-19 in critically ill, invasively mechanically ventilated hospitalized adults. These consolidated financial statements of InflaRx comprise the Group.

b)	Basis of preparation

These interim condensed consolidated financial statements for the nine-month reporting period ended September 30, 2024, and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2023 on form 20–F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on November 7, 2024.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros have been rounded to the nearest euro. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following amendments were adopted effective January 1, 2024, and do not have a material impact on the consolidated financial statements of the Group:

•	Amendments to IFRS 16 Leases: Leases on Sale and Leaseback

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

•	Amendments to IAS 7, Statement of Cash Flows and IFRS 7, -Supplier Finance Arrangements

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

•	IFRS 18 Presentation and Disclosure in Financial Statements

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2.	Revenues

	For the three months ended September 30,		For the nine months ended September 30,
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)
Revenues	123,819	60,803	166,212	60,803
Total	123,819	60,803	166,212	60,803

For the three months ended September 30, 2024, the Company realized revenues from the product sales of GOHIBIC (vilobelimab) in the amount of €124 thousand. For the nine months ended September 30, 2024, the Company realized revenues from GOHIBIC (vilobelimab) product sales in the amount of €166 thousand.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

3.	Cost of sales

	For the three months ended September 30,		For the nine months ended September 30,
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)

Cost of sales	(72,555)	255,116	496,119	255,116
Total	(72,555)	255,116	496,119	255,116

The cost of sales during nine months ended September 30, 2024 was primarily related to write-downs of short-lived inventories. The Company adjusts its inventory write-downs on a quarterly basis based on its rolling sales forecast. The € 0.5 million includes both write-downs and reversals of previous write-downs. Cost of sales during the three months ended September 30, 2024 was primarily related to a reversal of a previous write-down in the amount of €75 thousand due to a change in estimate of sales of goods prior to expiry of their shelf life.

4.	Sales and marketing expenses

Sales and marketing expenses incurred for the three months ended September 30, 2024 increased by €0.1 million compared to the three months ended September 30, 2023. For the nine months ended September 30, 2024, these expenses increased by €3.2 million compared to the nine months ended September 30, 2023. This increase is primarily due to increased sales and marketing activities incurred during the nine months ended September 30, 2024 in the US, driven primarily by GOHIBIC (vilobelimab).

5.	Research and development expenses

Research and development expenses incurred for the three months ended September 30, 2024 increased by €3.8 million compared to the three months ended September 30, 2023. For the nine months ended September 30, 2024 these expenses decreased by €4.5 million compared to the nine months ended September 30, 2023.

The increase for the three months ended September 30, 2024 is primarily due to higher third-party expenses incurred in connection with the company’s efforts to develop INF904.

The decrease for the nine months ended September 30, 2024 is primarily due to higher third-party expenses incurred during the first three quarters of 2023 in connection with the company’s efforts to develop the commercial manufacturing process, and to obtain an EUA, for GOHIBIC (vilobelimab).

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6.	Other income

	For the three months ended September 30,		For the nine months ended September 30
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)
Other income
Income from government grants	—	772,604	—	13,382,393
Other	101,108	36,262	153,839	55,570
Total	101,108	808,866	153,839	13,437,963

Other income for the three months ended September 30, 2024 amounted to €0.1 million (2023: €0.8 million) and for the nine months ended September 30, 2024 amounted to €0.2 million (2023: €13.4 million). There was no income from government grants in 2024 due to the end of the grant (i.e. German government grant for the development of vilobelimab for the treatment of critically ill COVID-19 patients) period on June 30, 2023.

7.	Net financial result

	For the three months ended September 30,		For the nine months ended September 30
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)

Interest income	768,326	1,189,826	2,522,475	2,732,873
Interest expenses	(321)	(327)	(297)	(1,108)
Interest on lease liabilities	(4,711)	(4,570)	(15,580)	(14,368)
Financial result	763,294	1,184,929	2,506,599	2,717,397

Foreign exchange income	319,442	4,007,995	4,123,268	6,389,514
Foreign exchange expense	(3,167,134)	(1,715,057)	(4,435,173)	(4,466,240)
Foreign exchange result	(2,847,692)	2,292,938	(311,905)	1,923,274

Other financial result	—	221,577	103,285	223,818
Net financial result	(2,084,398)	3,699,444	2,297,978	4,864,488

Net financial result decreased by €5.8 million to a loss of €2.1 million for the three months ended September 30, 2024 from a gain of €3.7 million for the three months ended September 30, 2023. This decrease is mainly attributable to a decrease of the foreign exchange result by €5.1 million due to the weakening of the U.S. dollar during the three months ended September 30, 2024 and a decrease of interest income on marketable securities by €0.4 million, in each case, compared to the three months ended September 30, 2023.

Net financial result decreased by €2.6 million to €2.3 million for the nine months ended September 30, 2024. This decrease was mainly attributable to a decrease of the foreign exchange result by €2.2 million, compared to the nine months ended September 30, 2023.

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8.	Inventory

	As of September 30, 2024 (unaudited)	As of December 31, 2023
	(in €)

Raw material and supplies	138,414	423,560
Unfinished goods	9,459,267	10,614,159
Finished goods	121,200	330,087
Total	9,718,882	11,367,807

As of September 30, 2024, inventory amounted to €9.7 million compared to €11.4 million as of December 31, 2023. As of September 30, 2024 the Group recorded in total write downs of raw materials and supplies of €0.3 million and write downs of finished goods of €0.4 million. These write-downs were due to the expected expiry of the shelf life of GOHIBIC (vilobelimab) related inventories. For more information we refer to Note 3 “cost of sales”. Additionally, during the nine months ended September 30, 2024, unfinished inventory decreased as €1.2 million was recorded as research and development expense for use in clinical studies.

9.	Other assets

	As of September 30, 2024 (unaudited)	As of December 31, 2023
	(in €)
Non-current other assets
Prepaid expenses	217,491	257,267
Total	217,491	257,267
Current other assets
Prepayments on research & development projects	2,784,071	3,670,167
Prepaid expenses	751,953	272,999
Others	178,888	93,482
Total	3,714,912	4,036,648
Total other assets	3,932,403	4,293,915

As of September 30, 2024, prepayments on research and development projects amounted to €2.8 million compared to €3.7 million as of December 31, 2023, and consist of prepayments on clinical contracts, primarily for INF904.

Prepaid expenses consist mainly of prepaid D&O insurance expense for the year 2024, which will be recognized into general and administrative expenses pro rata over the year.

The category “others” primarily relate to prepayments on commercial production.

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10.	Tax receivables

As of September 30, 2024, tax receivables amounted to €2.2 million compared to €3.8 million as of December 31, 2023. The decrease is mainly attributable to VAT refunds for Q2 2023 and Q3 2023 received during the nine months ended September 30, 2024.

11.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of September 30, 2024 and December 31, 2023:

	As of September 30, 2024 (unaudited)	As of December 31, 2023
	(in €)
Financial assets at amortized cost
Trade receivables	87,571	—
Non-current financial assets	4,694,199	9,052,741
Thereof marketable securities	4,456,632	8,815,120
Current financial assets	31,683,244	77,504,518
Thereof marketable securities	31,340,790	76.912,342
Financial liabilities at amortized cost
Trade and other payables	11,719,583	14,716,441

As of September 30, 2024, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €36.1 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of September 30, 2024, current and non-current financial assets decreased by €50.2 million to €36.4 million compared to €86.6 million as of December 31, 2023. The decrease is mainly due to the maturity of financial assets, and their subsequent reinvestment into interest bearing bank deposits, which are accounted for as part of cash and cash equivalents.

As of September 30, 2024, trade and other payables decreased by €3.0 million to €11.7 million compared to €14.7 million as of December 31, 2023. As of December 31, 2023 the Company temporarily had higher trade payables from CDMO’s, that arose in connection with the manufacturing of commercial products.

Trade receivables arose from GOHIBIC (vilobelimab) product deliveries to end customers (hospitals) through a subsidiary of Cencora, which acts as the U.S. distributor for the Company.

12.	Other liabilities

	As of September 30, 2024 (unaudited)	As of December 31, 2023
	(in €)

Liabilities to commercial partner	—	2,784,231
Miscellaneous other liabilities	236,284	101,542
Total	236,284	2,885,773

As of September 30, 2024, a subsidiary of Cencora which acts as the U.S. distributor for the Company, returned products to the Company and the Company repaid funds previously paid by Cencora, thereby extinguishing liabilities to commercial partners.

In accordance with IFRS 15, InflaRx recognizes revenue when control of product is transferred to end customers (hospitals). Therefore, InflaRx recognizes an amount in liabilities to commercial partner, when the product is in the distributor’s warehouse until the product is sold to an end customer.

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13.	Cash and cash equivalents

	As of September 30, 2024 (unaudited)	As of December 31, 2023
	(in €)
Short-term deposits
Deposits held in U.S. dollars	18,615,418	4,120,951
Deposits held in euros	2,510,000	1,020,000
Total	21,125,418	5,140,951
Cash at banks
Cash held in U.S. dollars	3,360,900	5,041,802
Cash held in euros	1,719,620	2,585,190
Total	5,080,521	7,626,991
Total cash and cash equivalents	26,205,938	12,767,942

As of September 30, 2024, cash and cash equivalents increased by €13.4 million to €26.2 million compared to €12.8 million as of December 31, 2023. The increase is mainly due to certain financial assets having reached their maturity, and the subsequent reinvestment into interest bearing bank deposits, which are classified as cash and cash equivalents.

14.	Equity

 On June 30, 2023, the Company filed a form F-3 with the United States Securities and Exchange Commission (the “SEC”) with respect to the offer and sale of up to $250.0 million of securities of the Company.

On June 28, 2024, the Company entered into a Sales Agreement with Leerink Partners LLC, or Leerink, to sell ordinary shares of the Company from time to time through an at-the-market, or ATM, equity offering program of up to $75.0 million under which Leerink will act as sales agent. As of the date of this report, the Company had not issued any ordinary shares under such ATM program.

15.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2024	2023
Outstanding as of January 1,	148,433	148,433
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	148,433	148,433
thereof vested / exercisable	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2024	2023
Outstanding as of January 1,	888,632	888,632
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	888,632	888,632
thereof vested / exercisable	888,632	888,632

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InflaRx also granted share options under the 2017 LTIP subsequently to its IPO in November 2017. The total number of share options granted during the nine months ended September 30, 2024 under the 2017 LTIP was as follows:

Number of share options	2024	2023
Outstanding as of January 1,	6,584,946	4,985,523
Granted during the nine months ended September 30,	2,275,000	1,735,750
Exercised during the nine months ended September 30,	-	(105,327)
Forfeited during the nine months ended September 30,	(7,000)	(26,000)
Outstanding as of September 30,	8,852,946	6,589,946
thereof vested / exercisable	7,196,446	5,170,321

The number of share options granted during the nine months ended September 30, 2024 under the 2017 LTIP was as follows:

Share options granted 2024	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)

January 05	2,245,000	$1.65	0.916	€1.51	$1.79	1.47	5.30-5.50	4.023%-4.025%
February 21	30,000	$1.40	0.925	€1.30	$1.51	1.47	5.50	4.308%
	2,275,000

Of the 2,275,000 options granted in the nine months ended September 30, 2024 (ended September 30, 2023: 1,735,750), 1,615,000 options (September 30, 2023: 1,396,000) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the nine months ended September 30, 2024, the Company has recognized €3.7 million (2023: €3.0 million) of share-based payment expense in the statements of operations and comprehensive loss.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the nine months ended September 30, 2024, no shares (2023: 105,327) were issued upon the exercise of share options, resulting in no proceeds to the Company (nine months ended September 30, 2023: €98). All share options exercised in 2023 were granted under the 2017 LTIP.

16.	Protective foundation

According to the articles of association of the Company, up to 147,200,000 ordinary shares and up to 147,200,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

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These preferred shares will have both a liquidation and dividend preference over the Company’s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation since the preferred shares are restricted in use and can be cancelled by the Company.

During the nine months ended September 30, 2024, the Company expensed €38 thousand (2023: €60 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.